Exhibit (a)(1)(Q)

KOCH FOREST PRODUCTS COMPLETES GEORGIA-PACIFIC TENDER OFFER

WICHITA, Kan – Dec. 20, 2005 – Koch Industries, Inc. today announced the successful completion of the previously announced tender offer by its indirect wholly-owned subsidiary, Koch Forest Products, Inc., for all outstanding shares of Georgia-Pacific Corporation (NYSE: GP) at a price of $48 net per share in cash. The tender offer expired at 5:00 p.m., New York City time, on Dec. 19, 2005.

The depositary for the tender offer has advised Koch Forest Products that, as of the expiration of the tender offer, approximately 237,793,992 shares (including 20,723,971 shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the tender offer, representing in excess of 89% of Georgia-Pacific’s issued and outstanding shares. All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer.

Assuming the receipt of a sufficient number of shares tendered pursuant to guaranteed delivery procedures to ensure that Koch Forest Products holds at least 88% of the outstanding shares of Georgia-Pacific, Koch Forest Products intends to exercise its option under the merger agreement to purchase newly issued shares of Georgia-Pacific common stock in order to attain ownership of 90% of the outstanding shares of Georgia-Pacific. As soon as practicable following the purchase of Georgia-Pacific shares upon exercise of its option, Koch Forest Products intends to complete the acquisition of Georgia-Pacific through a short-form merger, in which all outstanding shares of Georgia-Pacific common stock not purchased by Koch Forest Products in the tender offer will be converted into the right to receive $48 net per share in cash.

About Georgia-Pacific

Headquartered in Atlanta, Georgia-Pacific is one of the world’s leading manufacturers and marketers of tissue, packaging, paper, building products and related chemicals. With 2004 annual sales of approximately $20 billion, the company employs 55,000 people at more than 300 locations in North America and Europe. Its familiar consumer tissue brands include Quilted Northern®, Angel Soft®, Brawny®, Sparkle®, Soft ’n Gentle®, Mardi Gras®, Vanity Fair® and Lotus®, as well as the Dixie® brand of disposable cups, plates and cutlery. Georgia-Pacific’s building products manufacturing business has long been among the nation’s leading supplier of building products to lumber and building materials dealers and large do-it-yourself warehouse retailers. For more information, visit www.gp.com.

About Koch Industries

Koch Industries, Inc., based in Wichita, Kan., (www.kochind.com), owns a diverse group of companies engaged in trading, operations and investments worldwide, including a presence in about 50 countries in such core industries as trading, petroleum, chemicals, energy, fibers, fertilizers, pulp and paper, ranching, securities and finance.

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FORWARD-LOOKING STATEMENTS: Any statements made regarding the proposed transaction between Koch Industries, Inc. and Georgia-Pacific Corporation, the expected timetable for completing the transaction, and any other statements contained in this news release that are not purely historical fact are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by their use of forward-looking terminology such as the words “expects,” “projects,” “anticipates,” “intends” and other similar words. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, general economic, business and market conditions and the satisfaction of the conditions to closing of the proposed transaction. For a more complete discussion of certain of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, please see the discussion of risks and uncertainties in the Georgia-Pacific 2004 10-K and other SEC filings.

Georgia-Pacific Corp. Sheila Weidman - (404) 652-6322 Robin Keegan - (404) 652-4713	Koch Industries, Inc. Mary Beth Jarvis - (316) 828-3756